Penfolds
Australia's Most Famous Wine


ROSEMOUNT ESTATE
The prestige wine of Australia


LINDEMANS
making life more enjoyable

RECEIVED



17 March 2005

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SUPPL

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
MEDIA RELEASE AND INDEPENDENT EXPERT'S RESPONSE TO FOSTER'S

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.


Penfolds
AUSTRALIA'S
MOST FAMOUS WINE


ROSEMOUNT
ESTATE


1843
LINDEMANS
making life more enjoyable

17 March 2005

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

LONERGAN EDWARDS & ASSOCIATES RESPONDS TO FOSTER'S COMMENTS

Please find attached a letter from Lonergan Edwards & Associates Limited (the Independent Expert) to the Board of Southcorp Limited, responding to a number of comments by Foster's Group Limited in relation to the Independent Expert's Report, together with a Media Release issued by the Company this morning.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl.

LONERGAN EDWARDS
& ASSOCIATES LIMITED

ABN 53 095 445 560
AFS Licence No 246532
Level 27, 363 George Street
Sydney NSW 2000 Australia
GPO Box 1640, Sydney NSW 2001

Telephone: [61 2] 8235 7500
Facsimile: [61 2] 8235 7550
www.lonerganedwards.com.au

The Directors
Southcorp Limited
403 Pacific Highway
Artarmon NSW 2064

16 March 2005

Subject: **Takeover Offer for Southcorp Limited by Foster's Group Limited – response to Foster's comments**

Dear Sirs

1 Having reviewed Foster's comments in detail we confirm our opinion that the value of Southcorp on a 100% takeover basis is $4.57 to $4.80 per share.

2 Contrary to Foster's claims:

(a) our base earnings number for 2006 is correct
(b) there is no "double count" of earnings beyond 2006
(c) there is no "double count" of the premium for control, and
(d) the reasonableness of our assessed value of Southcorp shares is confirmed by comparable transaction multiples and the implied premium for control.

3 Our detailed response to Foster's release dated 11 March 2005 is set out in Appendix A.

Foster's "corrected" valuation

4 Foster's "corrected" controlling interest value of Southcorp shares of $3.22 to $3.56 is less than the pre bid stock market price of Southcorp shares over the 3 months ended 21 December 2004[1] of $3.57, and depends upon Foster's adoption of a minority interest stock market value of $2.48 to $2.64 for Southcorp shares (which is substantially below the pre bid market price).

[1] Calculated prior to the significant increase in the market price of Southcorp shares between 22 December 2004 and 30 December 2004 (which indicated that there was speculation in the market of pending corporate activity after 22 December 2004).

5 Foster's "corrected" minority interest value of $2.48 to $2.64 is some 26% to 31% less than the pre bid stock market value. Furthermore, Southcorp shares have not traded as low as $2.64 (being the top end of Foster's "corrected" minority interest stock market value range) since 18 February 2004. Since that date:

(a) equity values have increased significantly (for example the All Ordinaries Index has risen some 25%); and

(b) Southcorp has subsequently announced significant rationalisation and re-organisation initiatives.

6 Given Foster's significant under valuation of Southcorp's shares relative to the listed market price of Southcorp shares prior to the bid, it is apparent that Foster's criticisms of our valuation are without foundation.

7 Foster's claim that the "corrected" controlling interest value of Southcorp is $3.22 to $3.56 is also inconsistent with their purchase of a minority interest holding from Reline for $4.17 with an escalation clause.

Southcorp share price

8 Notwithstanding Foster's so called "corrections" to our valuation, Southcorp shares continue to trade at a premium to both Foster's Offer price of $4.14 and Foster's low "corrected" valuation. In fact, on 16 March 2005 Southcorp shares closed at $4.26, some $1.04 (32%) and $0.70 (20%) per share above Foster's "corrected" controlling interest value of $3.22 to $3.56 respectively.

9 Our valuation range is further supported by the fact that, following the announcement of the Offer, Southcorp shares have traded well into our valuation range.

10 In summary, we have carefully considered Foster's claims and believe they are without foundation.

Yours faithfully





Craig Edwards
Authorised Representative

Wayne Lonergan
Authorised Representative



Julie Planinic
Authorised Representative

LONERGAN EDWARDS & ASSOCIATES LIMITED

Appendix A

LEA response to Foster's comments

Base earnings in 2006

Foster's claim

"Lonergan has incorrectly included SGARA[2] in the normalised earnings forecast to value Southcorp. SGARA is a non-cash accounting charge"

LEA response

1 Foster's are incorrect to describe SGARA as a "*non-cash accounting charge*". Rather, it is a profit timing difference.

2 Foster's assertion that the SGARA contribution should be excluded from base earnings is contrary to the requirements of Australian accounting standards.

3 Our implied value of Southcorp's viticulture assets (some $250 million based on capitalised viticulture earnings) already reflects a large discount to their book value[3] of $367 million as at 30 June 2004.

4 In our view, any further adjustment (eg to exclude from base earnings the SGARA profit contribution as Foster's claims) is incorrect as it would result in a value for Southcorp's viticulture assets which is far too low.

Earnings post 2006

Foster's claim

"Lonergan has double counted earnings beyond 2006 by capitalising 2006 earnings using a multiple which already reflects similar 'post 2006 benefits' and then adding a separate NPV[4] of those benefits."

LEA response

5 There is no double count of Southcorp's earnings post 2006.

6 When we prepared our report we reviewed the announcements with respect to the rationalisation and re-organisation initiatives of comparable listed companies. Based on this review, we ensured that the benefits from Southcorp's rationalisation and re-organisation initiatives (which are not "similar" as Foster's claims but are very material in both percentage and

[2] Net profit from self generating and regenerating assets.
[3] Which largely comprises land and buildings and management's net present value of the future cash flows from grape vines.
[4] Net present value.

absolute terms - refer table below) were not reflected in the multiple applied to base earnings. We remain of this view.

	Base profit A$m	Normalised profit taking into account full year benefit of initiatives[1] A$m	Percent change in real terms %
Normalised EBIT	200.0	243.6	22
Net interest expense	(36.0)	(36.0)	
Profit before tax	164.0	207.6	27

Note:

1 Includes the $43.6 million (in real terms) in additional EBITA to be generated post 2006 from the Asset Review and other Verasion initiatives (announced prior to Foster's Offer).

7 Furthermore, the additional $43.6 million EBITA (in real terms) did not reflect the entirety of the expected profit improvements and excluded the benefit from current grape prices which does not flow through to reported profit until after 2006.

8 Our choice of the EBITA multiple applied to base earnings took into account all of the above factors as well as the likely impact of the initiatives announced by the other public companies. Important other factors considered included the high quality of Southcorp's brands and it's strategic position in the wine industry.

9 We also applied the discounted cash flow method of valuation. This confirmed that our valuation result was appropriate and that no double counting of earnings post 2006 had occurred.

Synergies and the premium for control

Foster's claim

"Lonergan has double counted the control premium by adding bidder-specific synergies to a valuation that already includes a significant control premium."

LEA response

10 There is no double count of the premium for control in our valuation of Southcorp.

11 Where the potential synergy benefits are very large relative to the target company's standalone earnings, in our opinion, it is appropriate to apply a multiple which reflects a "pure" premium for control (ie excluding that proportion of the average premium attributable to synergies) and to separately assess the value of synergies.

12 Empirical evidence on takeover control premiums indicates that the premiums paid are significantly higher than average where the value of synergies is high relative to the target company's standalone earnings. It is therefore not correct to suggest that we have *"double counted the control premium by adding bidder-specific synergies to a valuation that already includes a significant control premium"*.

13 Foster's "corrected" controlling interest value of $3.22 to $3.56 per share is incorrect because it fails to take into account the substantial synergies available to Foster's and other potential bidders.

14 The Takeovers Panel has already stated, in its decision in connection with the WMC Resources takeover, that it is appropriate for the Independent Expert to value the target company including the cost savings (synergies) that would be available to a bidder. However, contrary to the Independent Expert's valuation of WMC Resources (which incorporated 100% of the administrative cost savings available to a bidder), our valuation of Southcorp only includes 40% to 45% of the assessed value of synergies.

15 Our assessed valuation range implies a takeover premium of 28.9% to 35.3% over the volume weighted average listed market price of Southcorp shares in the 3 month period from 22 September 2004 to 21 December 2004[5]. This is consistent with the average premiums paid in successful takeovers but is less than the premiums paid where the bidder expected to generate substantial synergies (as set out in paragraph 160 of our report).

16 In contrast, the Foster's Offer price of $4.14 ($4.17 including the $0.03 interim dividend) represents a premium of only 16.8% above the volume weighted average listed market price of Southcorp shares in the 3 month period from 22 September 2004 to 21 December 2004.

Foster's claim

"Lonergan also did not independently assess the value of these synergies – it merely used those that were speculatively calculated by Southcorp."

[5] Calculated prior to the significant increase in the market price of Southcorp shares between 22 December 2004 and 30 December 2004 (which indicated that there was speculation in the market of pending corporate activity after 22 December 2004).

LEA response

17 The assessment of synergies available to Foster's of $160 million per annum was the subject of a detailed review of available synergies by Southcorp and an international consulting firm and was considered by us in our risk adjusted valuation. Thus the level of potential synergies was not *"speculation"* as suggested by Foster's.

Assessment of reasonableness in relation to comparable transactions

Foster's claim

"Lonergan's reasonableness comparison of the implied multiples from its valuation range with previous transactions is flawed and therefore does not highlight the double counting errors – it refers to a universe that includes several less relevant transactions and excludes several of the most relevant transactions, and it incorrectly compares forward multiples with historical multiples."

LEA response

18 Foster's statement with respect to the transaction multiples of BRL Hardy, Rosemount and Beringer is incorrect. Paragraph 20 of the covering letter contained in our expert's report highlighted that the multiples shown were historic (we could not quote all the forward multiples as all the data is not publicly available).

19 In assessing the reasonableness of our valuation we had regard to all the transaction multiples set out in Appendix D including both historical multiples (applied to historical earnings) and forecast multiples (applied to forecast earnings).

20 Once the full impact of current initiatives are taken into account, and assuming 40% to 45% of synergies are attributed to Southcorp shareholders, our enterprise value of $3.77 billion to $3.95 billion represents a multiple of only 11.6 to 11.8 times EBITA[6], which we consider reasonable.

21 Our enterprise value as a multiple of the profits available to Foster's is significantly lower, being 8.9 to 9.4 times the EBITA to be generated by Foster's (assuming $160 million per annum in synergies can be achieved).

Other comments on Foster's "corrected" valuation

22 Foster's appear to have failed to perform the most basic of all cross-checks (as Foster's fail to compare their "corrected" value of Southcorp with the listed market price prior to the bid).

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[6] Based on $200m in base EBITA plus $62m EBITA resulting from initiatives and lower grape prices, plus 40% to 45% of synergies of $160m per annum.

23 Foster's "corrected" stand alone (listed market) value[7] of Southcorp of $2.48 to $2.64 per share is substantially below the listed market price of Southcorp shares prior to the announcement of Foster's offer. In this regard, we note that the volume weighted average market price of Southcorp shares over the 3 month period 22 September 2004 to 21 December 2004[8] was $3.57.

24 Furthermore, we note that Southcorp shares have not traded as low as $2.64 since 18 February 2004. Since that date equity values have increased significantly (for example the All Ordinaries Index has risen some 25%). Furthermore Southcorp has subsequently announced significant rationalisation and re-organisation initiatives.

25 Foster's "corrected" controlling interest value of $3.22 to $3.56 per share also suffers from the same error (as it is based on a $2.48 to $2.64 listed market value). Furthermore, as stated above, Foster's "corrected" controlling interest value ignores the fact that substantially higher control premiums are paid where the value of synergies are high relative to the target company's standalone earnings (as in this case).

26 Foster's claim that the "corrected" controlling interest value of Southcorp is $3.22 to $3.56 is also inconsistent with their purchase of a minority interest holding from Reline for $4.17 with an escalation clause.

Comparison with current share price

27 Notwithstanding Foster's so called "corrections" to our valuation, Southcorp shares continue to trade at a premium to both Foster's Offer price of $4.14 and Foster's low "corrected" valuation. In fact, on 16 March 2005 Southcorp shares closed at $4.26, some $1.04 (32%) and $0.70 (20%) per share above Foster's "corrected" controlling interest value of $3.22 to $3.56 respectively.

28 As the difference between the current share price and Foster's "corrected" valuation range is so large it is clear that Foster's "corrections" to our valuation are not credible.

29 Our valuation range is further supported by the fact that, following the announcement of the Offer, Southcorp shares have traded well into our valuation range.

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[7] That is, prior to the application of a takeover premium

[8] Calculated prior to the significant increase in the market price of Southcorp shares between 22 December 2004 and 30 December 2004 (which indicated that there was speculation in the market of pending corporate activity after 22 December 2004).

SOUTHCORP
Southcorp Limited
ABN 80 007 722 643

MEDIA RELEASE

17 March 2005

INDEPENDENT EXPERT RESPONDS TO FOSTER'S CONCERNS

Sydney - Southcorp Ltd (Southcorp) today released a letter to its Directors from Lonergan Edwards & Associates (the Independent Expert) responding to Foster's concerns about the Independent Expert's Report.

Southcorp Chairman Brian Finn said, "Following Foster's comments on the Independent Expert's Report, we asked the Independent Expert whether there was any substance to the concerns Foster's raised. Having reviewed Foster's comments in detail, the Independent Expert has confirmed its value of Southcorp at $4.57 to $4.80 per share.

Mr Finn noted that unlike the Independent Expert, Foster's should not be regarded as objective in its views about the value of Southcorp. Mr Finn said, "It is inappropriate for Foster's to describe its response to the Independent Expert's Report as an 'objective review'. Having challenged Southcorp to produce an independent valuation Foster's cannot sensibly now expect shareholders to disregard that independent valuation.

"The letter released today confirms the Board's view that shareholders should disregard Foster's recent commentary and continue to reject the offer."

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Media
Ross Thornton
Third Person
Mob: 0418 233 062